Exhibit 99.7

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

total.com

Total announces its first quarter 2015 interim dividend

Paris, April 28, 2015 – The Board of Directors of Total met on April 27, 2015, and approved a first quarter 2015 interim dividend of 0.61 euros per share. This interim dividend, unchanged compared to the first quarter of 2014, is payable in euros according to the following timetable:

Ex-dividend date	September 28, 2015
Record date	September 25, 2015
Payment date in cash	October 21, 2015
or shares issued in lieu of cash

Pending the approval of the 4th resolution at the Annual Shareholders’ Meeting of May 29, 2015, the Board of Directors will meet on September 22, 2015, to:

•	declare the first quarter 2015 interim dividend;

•	offer the option for shareholders to receive the first quarter 2015 interim dividend in cash or in new shares of the Company;

•	set the price of the new shares, as per the conditions set forth by the aforementioned resolution, with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting of September 22, 2015, and reduced by the amount of the first quarter 2015 interim dividend; and

•	confirm the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from October 21, 2015.

American Depositary Receipts (“ADRs”) will receive the first quarter 2015 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	September 23, 2015
ADR record date	September 25, 2015
ADR payment date in cash	October 29, 2015
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com